EXHIBIT 99.5


                  [OMEGA HEALTHCARE INVESTORS, INC. LETTERHEAD]


                               [           ], 2004
                                -----------

Dear Stockholder:

     We are pleased to announce that Omega Healthcare Investors, Inc. has enhanced its current Dividend Reinvestment and Common Stock Purchase Plan, or the Plan. The enhanced Plan includes the following key features:

o Current stockholders can now invest from $50 to $6,250 per month to purchase additional shares. At the option of the stockholders, the investments can be made electronically with automatic monthly deductions from their personal bank accounts. We may permit optional cash investments in excess of $6,250 per month, subject to our prior written consent.

o Shares issued pursuant to the enhanced Plan will be newly issued shares and/or shares purchased in the open market or in privately negotiated transactions. If we elect to sell newly issued shares, stockholders may be entitled to a discount of up to 5%.

o    Stockholders can deposit share certificates for safekeeping at no cost.

o    Stockholders can now sell shares credited to their Plan account daily.

o    Stockholders  can  authorize   recurring   monthly  purchases  through  the
     automatic investment feature.

     Please review the enclosed Plan prospectus for a more detailed description of the enhanced Plan. If you are not currently enrolled in the existing Plan, but would like to participate in the new Plan, you can enroll in the Plan online at www.equiserve.com, or you can complete and return the enclosed Enrollment Authorization Form in the envelope provided. Participation in the Plan is entirely voluntary and you may withdraw from the Plan at any time.

     If you are a current participant in the existing Plan, your participation will automatically continue in the enhanced Plan. No action is required on your part if you wish to continue to participate in the enhanced Plan under the terms and conditions outlined in the Plan prospectus.

     Participation in the Plan is entirely voluntary. If you wish to discontinue your participation, you may do so at any time by giving notice to the Plan administrator, EquiServe Trust Company, N.A., as specified in the Plan prospectus.

Any questions regarding the Plan should be directed to EquiServe at:

                          EquiServe Trust Company, N.A.
                   Attention: Omega Healthcare Investors, Inc.
                           Dividend Reinvestment Plan
                                 P.O. Box 43081
                            Providence, RI 02940-3081
                            Telephone: (800) 317 4445
                           Internet: www.equiserve.com

Thank you for your continued interest in Omega Healthcare Investors, Inc.


                                    Sincerely,


                                    C. Taylor Pickett
                                    Chief Executive Officer
                                    Omega Healthcare Investors, Inc.